Filed by Towers Watson & Co.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following is a list of questions and answers provided by Towers Watson & Co. (“Towers Watson”) to its employees regarding the proposed merger of Towers Watson and Willis Group Holdings plc. Towers Watson made these materials available to its employees on October 22, 2015.

INTRODUCTION

Towers Watson will hold a Special Meeting of Stockholders on November 18, 2015.

If you are a Towers Watson stockholder, in mid-October, you will receive by mail a full set of the printed proxy materials for Towers Watson’s Special Meeting of Stockholders, unless you have signed up to have your proxy materials delivered electronically.

For more information, please click on the Proxy Process Q&A, or the Towers Watson Investor Relations page.

Proxy Process Q&A

•	How will I receive my Proxy Information for the 2015 Special Meeting of Stockholders?

•	Why might I receive more than one set of Proxy Materials?

•	Is it possible that I will need to vote multiple times?

•	How do I vote by mail, telephone or through the Internet?

•	How is the 12-digit control number used in telephone and electronic voting?

•	What do I need to vote by telephone?

•	Can I vote by telephone or electronically through the Internet even if my ballot is received by mail?

•	How is the PIN number used to vote electronically through the Internet?

•	What do I do if I lose my PIN or I can’t remember it? How do I find out what my PIN is?

•	If I lose my proxy materials, how can I get another copy?

•	What is the deadline for voting?

•	Whom should I talk to if I have questions about Towers Watson & Co. stock?

•	How can I sign up for electronic delivery of proxy materials for future proxies?

•	How do I vote my proxy?

Return to Proxy Process Home Page

How will I receive my Proxy Information for the 2015 Special Meeting of Stockholders?

On or about October 20, all Towers Watson associate stockholders will receive their Proxy materials by mail, unless they have signed up to have their proxy materials delivered electronically via the Electronic Enrolment website.

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Why might I receive more than one set of Proxy Materials?

Some associate stockholders may receive more than one ballot by mail because their shares may be held in different ways, both as a beneficial holder and as a registered holder.

Shares held as a beneficial holder include Class A common shares held for you in accounts at Morgan Stanley Smith Barney or with another bank or broker.

Shares held as a registered holder include Class A shares that are held in your name on the records of the Company’s transfer agent, American Stock Transfer and Trust Company, LLC.

In addition, you may receive more than one ballot if your shares are held in more than one name.

Regardless of how many proxy ballots you receive, it is very important you vote all your share positions promptly.

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Is it possible that I will need to vote multiple times?

Yes, if you receive more than one proxy ballot, but only vote one of your share positions, you will not have voted all the shares you own. To ensure that all your shares are voted at the Special Meeting, please vote all your share positions. You may vote through the Internet after receiving your proxy ballot. You may vote through the Internet, by telephone or by sending your ballots back in the mail.

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How do I vote by mail, telephone or through the Internet?

By mail. Mark, sign and date your proxy card and return it in the postage-paid envelope provided in your package to: Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NJ 11717.

Or

In the U.S. and Canada only, by telephone. Call toll-free 1-800-690-6903 on any touch-tone telephone to authorize the voting of your shares. You may call 24 hours a day, 7 days a week. You will be prompted to enter the 12-digit control number printed on your ballot and follow the simple instructions. You may submit your vote in this manner no later than 11:59 p.m. EST on Tuesday, November 17, 2015.

Or

Electronically through the Internet. Access the website at www.proxyvote.com to authorize the voting of your shares. You may access the site 24 hours a day, 7 days a week. You will be prompted to enter the 12-digit control number provided; then just follow the simple instructions. You may submit your vote in this manner no later than 11:59 p.m. EST on Tuesday, November 17, 2015.

If you vote by telephone or electronically through the Internet, you should NOT mail back the proxy form.

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How is the 12-digit control number used in telephone and electronic voting?

Every stockholder will find on their ballot their personal 12-digit control number so they can vote by telephone or electronically through the Internet. This control number ensures that each vote is counted accurately. If you lose the control number, please send an email to the proxy mailbox, twproxy@towerswatson.com and request the control number be sent to you.

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What do I need to vote by telephone?

If you are located in the U.S. or Canada, you may choose to vote by telephone. Simply call toll-free 1-800-690-6903 on any touch-tone telephone to authorize the voting of your shares. You may call 24 hours a day, 7 days a week. You will be prompted to enter the 12-digit control number (printed on the ballot); then follow the simple instructions. You may submit your vote in this manner no later than 11:59 p.m. EST on Tuesday, November 17, 2015. No PIN number is required to vote by telephone.

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Can I vote by telephone or electronically through the Internet if my ballot is received by mail?

Yes, every stockholder will be issued a 12-digit control number on their ballot. You may vote electronically through the Internet or by telephone (in the U.S. or Canada only) using the 12-digit control number and by following the instructions provided on the ballot.

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How is the PIN number used to vote electronically through the Internet?

If you already signed up to receive your Proxy materials by email, you will receive an email that has your 12-digit control number, and also a PIN number. PIN numbers are 4-digit numbers only assigned to stockholders that have elected to receive their Proxy materials by email as a secondary control in the electronic voting process. This is another way to prevent someone from voting shares that do not belong to them. If you have not elected to receive your Proxy materials by email, you will not be assigned a PIN number.

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What do I do if I lose my PIN or I can’t remember it? How do I find out what my PIN is?

PIN numbers will only be assigned to stockholders that have elected to receive their Proxy materials by email. If you can’t locate your PIN, or can’t remember it, you can log on to the proxy voting website at

www.proxyvote.com. You may access the site 24 hours a day, 7 days a week. On the webpage, enter your 12-digit control number, and then check the box requesting a PIN. It will be emailed to you. After you get your PIN by email, you may proceed to the website www.proxyvote.com and vote your shares.

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If I lose my proxy materials, how can I get another copy?

You may request a copy from:

Office of the Secretary

Towers Watson & Co.

901 North Glebe Road

Arlington, VA 22203

Telephone: (703) 258-8000

Fax: (703) 258-7498

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What is the deadline for voting?

For electronic and telephone voting, the deadline is 11:59 p.m. EST on Tuesday, November 17, 2015. For voting by mail, please return the ballot in the envelope provided with ample time to ensure delivery to Broadridge so that is received no later than Friday, November 13, 2015.

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For information regarding your Towers Watson & Co. stock, your account number, or to get answers to your questions about your stock accounts, please see the contact information below. Registered stock account information is maintained by the transfer agent, American Stock Transfer and Trust Company, LLC. Beneficial stock account information may be maintained by Morgan Stanley Smith Barney or your personal broker. Towers Watson does not maintain information about your stock account numbers or stock balances.

Registered Holders:

For information regarding your shares if held in your name on the records of the Company’s transfer agent, you should contact the Company’s transfer agent, American Stock Transfer and Trust Company, LLC, at (800) 937-5449, or (718) 921-8124 and you can also contact them by email.

Beneficial Holders:

For information regarding your beneficial shares, your stock option account, or your ESPP account held by Morgan Stanley Smith Barney, please contact Morgan Stanley Smith Barney at (888) 454-3965. From outside the U.S. or Canada, collect calls are accepted on: +1 (801) 617-9150. You can also contact Morgan Stanley Smith Barney via their website. If your account is not with Morgan Stanley Smith Barney, you need to contact the party that holds the shares for you.

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How can I sign up for electronic delivery of proxy materials for future proxies?

Towers Watson, through Broadridge Financial Solutions, Inc., is pleased to offer the convenience of electronic delivery of annual reports, proxy statements and proxy ballots, allowing stockholders to vote their shares on-line. With your consent, you will be notified by e-mail when the Proxy materials are available on the Internet. To sign up for electronic delivery of Proxy materials and accept this new service, you must have an e-mail address, Internet access through an Internet service provider, and a Web browser that supports secure connections.

Visit https://enroll.icsdelivery.com/tw to go directly to the sign up page.

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How do I vote my proxy?

Vote in Person: If you choose to vote your shares in person at the meeting, you must bring your hard copy ballot which will contain the appropriate instructions.

Vote by Internet: To vote by Internet, go to www.proxyvote.com. Have your 12 Digit Control Number available and follow the instructions.

Vote by mail: Mark, sign and date your proxy card and return it in the postage-paid envelope provided in your package to: Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NJ 11717.

Vote by Phone: You can vote by phone if you are located in the U.S. or Canada. The phone number will be on your ballot. Have your 12 Digit Control Number and PIN number available and follow the instructions.

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Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the SEC on October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Investor Relations, or by telephone at (212) 915-8084.